14047881

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASH. D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberties Securities, Inc. (D/B/A First Liberties Financial)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 Lexington Avenue, Suite 311
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hilary Bergman, President (917)639-5453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin, Glass & Co., LLP
(Name – *if individual, state last, first, middle name*)

360 Lexington Avenue,	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, Hilary Bergman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberties Securities, Inc. (D/B/A First Liberties Financial), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

HELEN R. LIAO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LI6151294
Qualified in Suffolk County
My Commission Expires August 14, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5

Radin, Glass & Co., LLP
Certified Public Accountants
360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

Independent Auditors' Report

February 27, 2014

Board of Directors
First Liberties Securities, Inc.
D/B/A First Liberties Financial

We have audited the accompanying statement of financial condition and the related notes thereto of First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis of our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Liberties Securities, Inc. (D/B/A First Liberties Financial) as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Certified Public Accountants

First Liberties Securities, Inc.
D/B/A First Liberties Financial
Statement of Financial Condition
December 31, 2013

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	156,655
Receivable from clearing organization		1,270
Prepaid expenses		16,133
TOTAL CURRENT ASSETS		174,058
OTHER ASSET:		
Deposit - clearing organization		62,517
Other		7,940
TOTAL OTHER ASSET		70,457
TOTAL ASSETS	$	244,515

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Account payable	$	29,138
Accrued expenses		23,163
Accrued commissions		2,975
Accrued bonus		10,000
TOTAL CURRENT LIABILITIES		65,276
COMMITMENTS AND CONTIGENCIES		--
STOCKHOLDER'S EQUITY:		
Common stock ($10 par value, 1,000 shares authorized, issued and outstanding)		10,000
Additional paid-in capital		396,219
Accumulated deficit		(226,980)
TOTAL STOCKHOLDER'S EQUITY		179,239
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	244,515

See notes to financial statements.

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies:

Description of Business

First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company") was incorporated in New York State on October 5, 1983. The corporation is a wholly owned subsidiary of Pelion Financial Group, Inc. (the "Parent"), which acquired it on March 10, 2010. The Company is an introducing broker clearing all trades through RBC Capital Markets.

Cash and Cash Equivalents

The Company classifies cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase. Occasionally, the Company has cash held in excess of $250,000, which exceeds the FDIC insurance limits and is therefore uninsured.

Cash and cash equivalents as of December 31, 2013 are consisted of cash.

Expenses billed to the Parent

Certain expenses, including payroll, rent, communications and overhead are billed to the Parent. Management believes that the Company has no liability, direct or contingent, to its Parent related to these expenses.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

Effective March 10, 2010, the Company is included in the consolidated Federal, state and city returns with the Parent. There are no temporary differences between tax and financial reporting for the Company. To the extent that the Company has any net operating carryforward it has been offset by an allowance. Tax returns for four years ending December 31, 2013 are open for examination by the Internal Revenue Service.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of three (3) years for computer equipment. Maintenance and repairs are charged to operations when incurred. Depreciation expense of $958 and equipment write-off of $5,500 were recorded for the year ended December 31, 2013.

Subsequent Events Evaluation

Management has evaluated subsequent events to determine if events or transactions occurring through February 27, 2014 require potential adjustment to or disclosure in the statement of financial condition.

2. **Commissions Receivable and Receivable from Clearing Organization:**

The receivables represent monies due from mutual funds and clearing firm. None of the receivables were greater than thirty days old. No allowance for bad debt is needed.

3. **Deposit:**

The deposit consists of deposit with clearing organization.

4. **Net Capital Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $155,166, which was $55,166 above its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.42 to 1 at December 31, 2013.

5. **Clearing Broker Indemnification:**

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

6. **Financial Instruments with Off-Balance Sheet Risk:**

In the normal course of business, the Company may enter into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers used as collateral for bank loans or failed to receive), the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions. The Company had no such transactions outstanding as of December 31, 2013.

In the normal course of business, the Company may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to closely monitor its market exposure and counter-party risk.

7. **Related Party Transactions:**

The Company subleases its premises from the Parent on a month to month basis. Security deposit on the sublease was $6,523 as of December 31, 2013. Total rent expenses, including sundry service charges, for the year ended December 31, 2013 was $66,912.

8. Contingencies

As of December 31, 2012, the Company (i) had a capital deficiency, (ii) determined that its December 31, 2012 FOCUS report was incorrect and (iii) had internal control deficiencies. These were all reported to the Financial Industry Regulatory Authority (FINRA) which has made on going inquiries. Further FINRA has open files relating to activities of individual independent contractors of the Company. Management does not know what action, FINRA, will take with respect to these inquiries. No effect of any such action has been reflected in the financial statements.

SEC MAIL RECEIVED PROCESSING
MAR 4 2014
WASH, D.C. 191 SECTION

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Independent Accountant's Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Year Ended December 31, 2013

Independent Accountant's Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

February 27, 2014

To the Board of Directors
First Liberties Securities, Inc
D/B/A First Liberties Financial

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by First Liberties Securities, Inc. D/B/A First Liberties Financial (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting total revenue reported on Form SIPC-7 was overstated by $25,966;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed on February 24, 2013 and subsequently amended on August 12, 2013, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030673 FINRA DEC
FIRST LIBERTIES SECURITIES INC 6*6
D/B/A FIRST LIBERTIES FINANCIAL
369 LEXINGTON AVE FL 311
NEW YORK NY 10017-6516

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 7380.40
B. Less payment made with SIPC-6 filed (**exclude interest**)		(5335.64)
__________ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2044.76
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2044.76
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2044.76	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIRST LIBERTIES SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 24th day of FEBRUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,528,328

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 540,745

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 35,425

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 576,170

2d. SIPC Net Operating Revenues $ 2,952,158

2e. General Assessment @ .0025 $ 7,380.40

(to page 1, line 2.A.)